SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


          For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
         [Fee Required]

For the fiscal year ended December 31, 1998.

[    ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934
        [No Fee Required]

For the transition period from _______ to _______.

Commission file number 0-18595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ELIZABETHTOWN WATER COMPANY SAVINGS AND INVESTMENT PLAN - 401-K

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          E'TOWN CORPORATION
                           600 South Avenue
                       Westfield, New Jersey 07090

-------------------------------------------------------------------------------
              ELIZABETHTOWN WATER COMPANY
              SAVINGS AND INVESTMENT PLAN - 401(k)

              financial statements for the years
              ended December 31, 1998 and 1997 and
              supplemental schedules for the
              year ended December 31, 1998 and
              independent auditors' report

              prepared for filing as part of the annual return/report of employee benefit plan (FORM 5500)

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN -
401(k)

TABLE OF CONTENTS

-------------------------------------------------------------------------------



DESCRIPTION                                                            PAGE

Independent Auditors' Report                                            1

Statements of Net Assets Available for Benefits as of
 December 31, 1998 and 1997                                             2 - 3

Statements of Changes in Net Assets Available for
 Benefits for the Years Ended December 31, 1998 and 1997                4 - 5

Notes to Financial Statements for the Years Ended
 December 31, 1998 and 1997                                             6 - 9

Supplemental Schedule of Assets Held for Investment Purposes
  as of December 31, 1998 (Item 27a)                                    10

Supplemental Schedule of Reportable Transactions for
 the Year Ended December 31, 1998 (Item 27d)                            11


Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required.


-------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT


Elizabethtown Water Company
 Savings and Investment Plan - 401(k)

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of Elizabethtown Water Company Savings and Investment Plan - 401(k) (the "Plan") as of December 31, 1998 and
1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but, are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP

Parsippany, New Jersey
June 25, 1999

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                    Fidelity
                          PNC      Fidelity     PNC     BlackRock   Advisor             BlackRock    E'town
                       Investment   Advisor  Balanced   Large Cap    Growth     Janus     Small     Corporation
                        Contract  High Yield  Profile    Value     Opportunity Worldwide Cap Growth   Common      Loan
                          Fund      Fund       Fund   Equity Fund     Fund       Fund   Equity Fund  Stock Fund   Fund      Total
                          --------------------------------------------------------------------------------------------------------

ASSETS:
Contributions Receivable   $4,525    $2,933    $3,264     $8,917     $8,185     $7,861     $4,690      $22,927      -       $63,302
Accounts Receivable         6,313      -         -          -          -          -           -           -         -         6,313
Accrued Repayment
 of Loans                     185       293       418        962        700        840        229          875      -         4,502
Investments               967,290   497,859   820,822  2,238,740  1,530,996  1,510,911    865,621   11,613,980 $314,229  20,360,448
                        ---------- --------- --------- ---------- --------- -----------   --------  ---------- --------- ----------
Total Assets              978,313   501,085   824,504  2,248,619  1,539,881  1,519,612    870,540   11,637,782  314,229  20,434,565
                        ---------- --------- --------- ---------- --------- -----------   --------  ---------- --------- ----------

LIABILITIES:
Forfeitures due
 the Company                -         -         -          -         -         -             -           -         -            0
                        ---------- --------- --------- ---------- --------- ----------   --------  ---------- --------- ----------

Total Liabilities           -         -         -          -         -         -             -           -         -            0
                        ---------- --------- --------- ---------- --------- ---------   ---------  ---------- ---------  ----------
NET ASSETS AVAILABLE
  FOR BENEFITS           $978,313  $501,085  $824,504 $2,248,619 $1,539,881 $1,519,612   $870,540  $11,637,782 $314,229 $20,434,565
                        ========== ========= ======== ========== ========== ==========   ========  =========== ======== ===========


                                         -2-

See notes to financial statements.


-------------------------------------------------------------------------------

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                        Compass    Fidelity         Compass Capital
                           PNC      Fidelity    PNC     Capital     Advisor             Small Cap   E'town
                        Investment  Advisor   Balanced  Large       Growth      Janus    Growth   Corporation
                         Contract     High    Profile  Cap Value Opportunities Worldwide Equity     Common      Loan
                           Fund    Yield Fund   Fund  Equity Fund    Fund        Fund     Fund    Stock Fund    Fund      Total
                          -------------------------------------------------------------------------------------------------------
ASSETS:
Contributions Receivable   $3,948   $2,799    $2,793      $7,611     $7,460    $7,405    $5,049     $21,694     -        $58,759
Accounts Receivable         2,154     -         -           -         -         -         -          -          -          2,154
Accrued Repayment of Loans    189      223       326         670        489       727       243         665     -          3,532
Investments               753,491  444,400   629,455   1,906,108  1,098,115  1,095,413  780,312   9,778,258 $291,091  16,776,643
                        ---------- --------- --------- ---------- --------- --------- --------- ---------- --------- ----------
Total Assets              759,782  447,422   632,574   1,914,389  1,106,064  1,103,545  785,604   9,800,617  291,091  16,841,088
                        ---------- --------- --------- ---------- --------- --------- --------- ---------- --------- ----------

LIABILITIES:
Forfeitures due the Company  -         -         -          -         -         -         -          -         -              0
                        ---------- --------- --------- ---------- --------- --------- --------- ---------- --------- ----------

Total Liabilities            -         -         -          -         -         -         -          -         -              0
                        ---------- --------- --------- ---------- --------- --------- --------- ---------- --------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS          $759,782  $447,422  $632,574  $1,914,389 $1,106,064 $1,103,545 $785,604  $9,800,617 $291,091 $16,841,088
                        ========= ========= ========= ========== ========== ========== ========  ========== ======== ===========


                                         -3-

See notes to financial statements.


-------------------------------------------------------------------------------

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                               Black      Fidelity            Black      E'town
                                PNC      Fidelity    PNC       Rock        Advisor            Rock    Corporation
                              Investment Advisor    Balanced   Large       Growth   Janus     Small     Common
                              Contract     High     Profile Cap Value Opportunities Worldwide Cap Growth  Stock   Loan
                                Fund     Yield Fund  Fund  Equity Fund    Fund      Fund     Equity Fund  Fund    Fund     Total
                               ---------------------------------------------------------------------------------------------------
ADDITIONS:
Contributions:
Employer                          -          -      -           -          -        -           -      $455,526      -      $455,526
Employees                     $108,352  $77,917  $89,293   $220,906   $218,514  $203,381   $123,529     157,633      -     1,199,525
Dividend Income                   -       47,688     -      148,640     63,846     6,469         -      484,207      -       750,850
Interest Income                   -          -       -          -          -         -           -        6,643   $31,175     37,818
Rollovers                         -          -     6,540      6,540      7,385       -        6,540         282      -        27,287
Net Appreciation (Depreciation)
  in fair value of investments  50,555  (53,305)  92,316     50,292    215,140   271,644     59,415   1,731,884      -     2,417,941
Transfers between Funds         70,641    6,101    4,883    (35,149)       323   (13,899)   (69,160)     36,260      -            0
Participant Loans                 -          -      -           -          -           -           -        -      99,900     99,900
Repayment of Loan                4,848    7,732   10,069     22,743     15,663    20,564      5,677      20,641      -       107,937
                              -------- --------- --------   -------  ---------  ---------  ----------   --------  -------  ---------
 Total Additions               234,396   86,133  203,101    413,972    520,871   488,159    126,001   2,893,076   131,075  5,096,784
                              -------- --------- --------   -------  ---------  ---------  ----------  ---------  -------  ---------

DEDUCTIONS:
Distributions to Participants   14,593   26,728    2,637     57,456     74,654    56,041      31,002  1,031,483      -     1,294,594
Forfeitures                      -          -         -          -         -          -           -         876      -           876
Employee Loans                   1,272    5,742    8,534     22,286     12,400    16,051      10,063     23,552      -        99,900
Repayment of Loans               -          -         -          -         -          -           -        -     107,937     107,937
                              -------- --------  -------    ------- ----------  ---------  ----------  ---------  ------   ---------
  Total Deductions              15,865   32,470   11,171     79,742     87,054    72,092      41,065  1,055,911  107,937   1,503,307
                              -------- -------- --------    ------- ----------  ---------  ----------  ---------  ------   ---------

NET INCREASE (DECREASE)        218,531   53,663  191,930    334,230    433,817   416,067      84,936  1,837,165   23,138   3,593,477

NET ASSETS AVAILABLE FOR,
   BENEFITS, BEGINNING OF YEAR 759,782  447,422  632,574  1,914,389  1,106,064  1,103,545    785,604  9,800,617  291,091  16,841,088
                              -------- -------- -------- ----------  ---------- ---------  ---------- ---------  -------  ----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR      $978,313 $501,085 $824,504 $2,248,619 $1,539,881  $1,519,612 $870,540 $11,637,782 $314,229 $20,434,565
                              ======== ======== ======== ========== ==========  ========== ======== =========== ======== ===========

                                         -4-
See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------------------------


                                                                       Evergreen
                                                                       Intermediate
                                                           Evergreen      Term          PNC     Fidelity      PNC
                                                             Growth    Government    Investment  Advisor    Balanced
                                                 Savings    & Income   Securities    Contract   High Yield   Profile
                                                   Fund       Fund        Fund         Fund       Yield       Fund
                                                 --------------------------------------------------------------------
ADDITIONS:
Contributions:
Employer                                            -          -           -             -          -          -
Employees                                        $41,810     $124,160   $35,186      $79,191    $58,498    $63,232
Dividend Income                                     -          10,763     9,645        -         12,535      -
Interest Income                                       18          105        15          772      -             44
Rollovers                                          1,017        1,780       509        -          -          5,594
Net Appreciation (Depreciation)
  in fair value of investments                    13,738      (25,495)  (15,204)      51,502     12,257     32,721
Transfer from Old Funds                             -          -           -       1,852,572      -          -
Transfers between Funds                           12,876      (10,627)  (26,748)  (1,207,481)   374,661    544,319
Participant Loans                                   -          -           -             -          -          -
Repayment of Loan                                  2,018        3,845     1,082        3,005      3,370      4,461
                                                --------- -----------  ---------   ----------  --------- ----------
 Total Additions                                  71,477      104,531     4,485      779,561    461,321    650,371
                                                --------- ----------- ----------   ----------  --------- ----------

DEDUCTIONS:
Distributions to Participants                     8,423       21,075      5,138        6,833      3,433      2,125
Forfeitures                                         -          -           -             -          -          -
Employee Loans                                    6,438        1,350        622       12,946     10,466     15,672
Repayment of Loans                                  -          -           -             -          -          -
Transfer to New Funds                           947,619    2,993,304    905,558          -          -          -
                                                --------- ----------- ----------   ----------  --------- ----------
  Total Deductions                              962,480    3,015,729    911,318       19,779     13,899     17,797
                                                --------- ----------- ----------   ----------  --------- ----------

NET INCREASE (DECREASE)                        (891,003)  (2,911,198)  (906,833)     759,782    447,422    632,574

TRANSFER OF ELIZABETHTOWN
  WATER COMPANY EMPLOYEE
 STOCK OWNERSHIP PLAN ASSETS                        -          -           -             -          -          -

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR                 891,003     2,911,198    906,833          -          -          -
                                              ---------  -----------  ----------   ----------  --------- ---------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                         $0          $0          $0         $759,782   $447,422   $632,574
                                              =========  =========== ===========   =========  =========   ========

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997 (CONTINUED)

                                                   Compass                              Compass
                                                   Capital     Fidelity                 Capital      E'town
                                                    Large       Advisor                  Small     Corporation
                                                  Cap Value     Growth        Janus    Cap Growth    Common
                                                    Equity    Opportunities Worldwide    Equity      Stock       Loan
                                                     Fund        Fund         Fund        Fund        Fund       Fund        Total
                                                 -----------------------------------------------------------------------------------
                                                               C>
ADDITIONS:
Contributions:
Employer                                               -            -           -           -        $411,292      -        $411,292
Employees                                           $155,008     $152,262    $150,451     $91,641     184,574      -       1,136,013
Dividend Income                                       22,720       11,167      35,763      -          478,121      -         580,714
Interest Income                                        3,245           74          74          53       3,101    $13,439      20,940
Rollovers                                             11,188       28,636      24,108       4,529       6,308      -          83,669
Net Appreciation (Depreciation)
  in fair value of investments                       595,533       98,838     (29,353)     65,196   2,034,842      -       2,834,575
Transfer from Old Funds                            2,993,909         -           -           -           -         -       4,846,481
Transfers between Funds                           (1,800,068)     834,102     988,751     633,343    (343,128)     -               0
Participant Loans                                       -            -           -           -           -       199,042     199,042
Repayment of Loan                                      7,454        5,688      10,676       4,847      12,394      -          58,840
                                                  ------------------------ ----------- ----------- ----------- ---------- ----------
 Total Additions                                   1,988,989    1,130,767   1,180,470     799,609   2,787,504    212,481  10,171,566
                                                  ----------- ------------ ----------- ----------- ----------- ---------- ----------

DEDUCTIONS:
Distributions to Participants                         23,895        3,649      39,604       4,564     414,507      -         533,246
Forfeitures                                             -            -           -           -            110      -             110
Employee Loans                                        50,705       21,054      37,321       9,441      33,027      -         199,042
Repayment of Loans                                      -            -           -           -           -        58,840      58,840
Transfer to New Funds                                   -            -           -           -           -           -     4,846,481
                                                  ----------- ------------ ----------- ----------- ----------- ---------- ----------
  Total Deductions                                    74,600       24,703      76,925      14,005     447,644     58,84    5,637,719
                                                  ----------- ------------ ----------- ----------- ----------- ---------- ----------

NET INCREASE (DECREASE)                            1,914,389    1,106,064   1,103,545     785,604   2,339,860    153,641   4,533,847

TRANSFER OF ELIZABETHTOWN
  WATER COMPANY EMPLOYEE
 STOCK OWNERSHIP PLAN ASSETS                            -            -           -           -      3,348,707      -       3,348,707

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR                          -            -           -           -      4,112,050    137,450   8,958,534
                                                  ------------------------ ----------- ----------- ----------- ---------- ----------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR                          $1,914,389   $1,106,064  $1,103,545    $785,604  $9,800,617   $291,091 $16,841,088
                                                  =========== ============ =========== =========== =========== =========  ==========

                                         -5-
See notes to financial statements.

ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(k)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997



1. DESCRIPTION OF THE PLAN

     General

     The Savings and Investment Plan - 401(k) (Plan) was adopted by the Elizabethtown Water Company (Company) as of January 1, 1988. The Plan is administered by the Administrative Committee of the Company, appointed from time to time by the Board of Directors. Expenses incurred in the administration of the Plan are paid by the Company.

     Effective January 1, 1997, the Company merged the Elizabethtown Water Company Employee Stock Ownership Plan into the Plan. The merger of the two plans does not have an impact on participants' benefits. In connection with this merger, 105,871 shares of E'town Corporation common stock were transferred to the E'town Corporation Common Stock Fund.

     Eligibility

     Employees of Elizabethtown Water Company, The Mount Holly Water Company, E'town Corporation and E'town Properties who were non-union employees as of January 1, 1988 were eligible to join the Plan. As of January 1, 1995, employees who are union employees are eligible to join the Plan. Employees may become members of the Plan after three months of service and may enter the Plan at the next entry date. The entry dates are January 1 and July 1. If an employee withdraws from the Plan, the employee may not rejoin the Plan until the second entry date following withdrawal.

     Contributions

     Non-union employees may reduce their salaries up to 10% or a dollar limit of $10,000 and direct that the salary reductions be invested in the Plan. This salary reduction, in accordance with the Internal Revenue Code Section 401(k), shall not be subject to Federal or state income taxes. From January 1 through March 31, 1996, the Company matched 50% and effective April 1, 1996, the Company matches 60% of participating non-union employees' salary reductions up to 6%.

     Union employees may reduce their salaries up to 6% and, effective February 1, 1997 and 1998, the Company matched 20% and 25%, respectively, of participating union employees' salary reductions up to that 6%. Effective February 1, 1999, with the signing of a new union contract, the participating union employees' can reduce their salaries up to 10% with the Company matching 35% on the first 6%.

     Salary reductions are deducted each payroll period and deposited along with the Company's matching contributions with the Trustee at the end of the month.

     The Plan provides that the salary reductions and matching contributions are recorded in the accounts of the eligible participants.

     Vesting and Distribution

     All salary reductions are 100% vested and non-forfeitable. Employees are vested in Company matching contributions based upon years of service. Employees vest 25% each year after two years of service and are 100% vested after five years of service. Distributions may be made from the plan upon retirement, disability, death or separation from service. Distributions may also be made for special financial hardship situations in accordance with the Internal Revenue Code guidelines.


     Loans

     Participants who are non-union may be granted a loan for Plan designated purposes for up to 50% of their vested plan balance. Loans are repaid over a period of up to 5 years, or longer for a loan for the purchase of a principal residence. The interest rate is 2 points above prime or the prevailing mortgage rate for a residential loan. At December 31, 1998, interest rates on these loans range from 6.61% to 11% and maturity dates range from February, 1999 to August, 2008. The loan and the interest payments are credited to the participants' investment funds in relation to the participants' investment decision. Effective February 1, 1999, with the signing of a new union contract, union employees' are eligible to apply for loans.

     Termination of the Plan

     The Plan may be terminated at any time by the Company. In the event of termination, the assets of the Plan will be distributed to the participants by the Trustees, according to the participants' account balances, less the administration costs of the Trustee.

    Investments

    From January 1, 1996 to April 1, 1997 First Union National Bank was the record keeper and Trustee of the Plan. At that time, participants could elect to have their contributions invested in any of the four following funds. The Company's matching contribution was invested in the E'town Corporation Stock Fund.

    Savings Fund - The Savings Fund is invested in a Guaranteed Investment Contract Fund (GIC), managed by First Union National Bank which invests in GIC's and short-term securities.

    Evergreen Growth and Income Fund - The Growth and Income Fund is invested in a Capital Appreciation Equity Fund managed by First Union National Bank which invests in diversified common stocks and income securities convertible into common stock.

    Evergreen Intermediate-Term Government Securities Fund - The
    Intermediate-Term Government Fund is invested in an intermediate-term government securities fund managed by First Union National Bank which invests primarily in U.S. Treasury obligations and money market instruments.

    E'town Corporation Stock Fund - The Stock Fund is invested in E'town Corporation common stock which is traded on the New York Stock Exchange. The shares were held in trust for the Plan by First Union National Bank. The Plan had 126,760 shares of E'town Corporation common stock at December 31, 1996.

    Effective April 1, 1997 PNC Bank was appointed record keeper and Trustee. On that date, investments held in the previous First Union National Bank funds were transferred to investments of PNC Bank. Participants may elect to have their contributions and their investments balance invested in any of the following eight investments:

    PNC Investment Contract Fund - The PNC Investment Contract Fund is invested in guaranteed investment contracts (GIC's) issued by insurance companies and cash equivalents. This fund is managed by PNC Asset Management. The average maturity of the fund is less than three years.

    Fidelity Advisor High Yield Fund - The Fidelity Advisor High Yield Fund is invested in bonds of mature and "turnaround" companies seeking higher yields and appreciation through lower-rated bonds. This fund is managed by Fidelity Investments.

    PNC Balanced Profile Fund - The PNC Balanced Profile Fund is a balanced fund invested in the following Compass Capital Funds: Select Equity Portfolio, Growth Equity Portfolio, Value Equity Portfolio and Mid-Cap Growth Equity Portfolio. These funds are managed by PNC Asset Management.

    BlackRock (Compass Capital) Large Cap Value Equity Fund - The Compass Capital Large Cap Value Equity Fund invests in stock with prices relative to earnings and book values that are below average and have a market capitalization in excess of $5 billion. This fund is managed by Compass Distributors, Inc.

    Fidelity Advisor Growth Opportunities Fund -  The Fidelity Advisor
    Growth Opportunities Fund is invested in growth stocks of companies with above average growth in sales and earnings. This fund is managed by Fidelity Investments.

    Janus Worldwide Fund - The Janus Worldwide Fund invests in common stock of foreign and domestic companies seeking long term growth of capital. This fund is managed by Janus.

    BlackRock (Compass Capital) Small Cap Growth Equity Fund - The Compass Capital Small Cap Growth Equity Fund invests in small cap stocks that exhibit earnings growth rate prospects and have a market value capitalization below $1 billion. This fund is managed by Compass Distributors, Inc.

    E'town Corporation Common Stock Fund - The E'town Corporation Stock Fund is invested in E'town Corporation common stock which is traded on the New York Stock Exchange. The shares are held in trust for the Plan by PNC Bank. The Plan had 239,774 and 237,302 shares, respectively, of E'town Corporation common stock at December 31, 1998 and 1997.

    Effective, January 31, 1998 the Compass Capital Funds changed their name to the BlackRock Funds. The Plan's investments are reported at fair market value based on closing market quotations at December 31, 1998 and 1997. Purchases and sales of securities are recorded on a trade date basis.

    At December 31, 1998, the following investments held were greater than 5% of the fair value of the Plan's net assets at the end of the Plan year: BlackRock Large Cap Value Equity Fund, Fidelity Advisor Growth Opportunities Fund, Janus Worldwide Fund and E'town Corporation Common Stock Fund.

2. TAX STATUS

     The Plan conforms with the requirements of Section 401(a) of the Internal Revenue Code 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code.

     The Plan obtained its latest determination letter on July 24, 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, there is no provision for income taxes in the Plan's financial statements.


3. OTHER

     The Plan's accounts are maintained on an accrual basis.

     The Plan considers all highly liquid investments with maturity dates of 90 days or less to be cash equivalents.

     There are no material lease commitments or parties in interest transactions.

     As of December 31, 1998 and 1997, no benefits were due to participants who have withdrawn from participation in the Plan.

ELIZABETHTOWN WATER COMPANY                                         Form 5500
SAVINGS AND INVESTMENT PLAN - 401(k)                                Item 27(a)

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Item 27(a))
AS OF DECEMBER 31, 1998
------------------------------------------------------------------------------

                                                    Original Cost  Market Value

PNC INVESTMENT CONTRACT FUND
  486,172.98 Shares @ $1.9896 per share               $897,838        $967,290

FIDELITY ADVISOR HIGH YIELD FUND
  43,941.64 Shares @ $11.33 per share                  548,981         497,859

PNC  BALANCED PROFILE FUND
  44,166.54 Shares @ $18.5847 per share                699,355         820,822

BLACKROCK LARGE CAP VALUE EQUITY FUND
  140,008.76 Shares @ $15.99 per share               2,091,138       2,238,740

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND
  30,491.85 Shares @ $50.21 per share                1,285,201       1,530,996

JANUS WORLDWIDE FUND
  31,902.68 Shares @ $47.36 per share                1,300,565       1,510,911

BLACKROCK SMALL CAP GROWTH EQUITY FUND
  40,019.46 Shares @ $21.63 per share                  779,889         865,621

E'TOWN CORPORATION COMMON STOCK
  239,774.15 Shares @ $47.375 per share              6,634,897      11,359,301

E'TOWN CORPORATION STOCK LIQUIDITY FUND
  254,678.99 Shares @ $1.00 per share                  254,679         254,679

LOAN FUND
Market value at December 31, 1998 represents the
total unpaid principal balance at the end of th
year.  Interest rates on these loans range from
6.61% to 11%.  Maturity dates range from
February, 1999 through August, 2008.                   314,229         314,229
                                                    ----------      ----------

                                          TOTAL    $14,806,772     $20,360,448
                                                    ==========     ===========

                                                                   Form 5500
                                                                     Item 27(d)
ELIZABETHTOWN WATER COMPANY
SAVINGS AND INVESTMENT PLAN - 401(K)

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS (Item 27(d))
FOR THE YEAR ENDED DECEMBER 31, 1998 *
--------------------------------------------------------------





-----------------------------------------------------------------------------



                          Number                Number                  Net
                            of        Total       of       Total       Gain /
Series of Transactions:  Purchases   Purchases   Sales      Sales      (Loss)


E'Town Corporation
  Common Stock             47        1,560,980     66      1,217,546   (525,468)

E'Town Corporation
  Stock Liquidity Fund     53        1,378,986     55      1,365,891       -
























* Reportable transactions consist of any single transaction or series of transactions within the Plan year with the same person or entity or for the same security which, when aggregated, involves an amount that is in excess of 5% of the fair value of Plan assets at the beginning of the Plan year.
------------------------------------------------------------------------------

                                 SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 29, 1999           ELIZABETHTOWN WATER COMPANY
                          SAVINGS AND INVESTMENT PLAN - 401(K)



                          By:     /s/ Henry S. Patterson, III
                                  Name:  Henry S. Patterson  III
                                  Title:    Trustee